EXHIBIT 99.2

VOX ROYALTY CORP.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual and special meeting of shareholders of Vox Royalty Corp. (the “Company”) held on May 27, 2026 (the “Meeting”). The total number of shares voted was 48,715,360 or 70.70% of the total issued and outstanding shares of the Company.

Description of Matter	Outcome of Vote
Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the five nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Kyle Floyd	32,123,220	84.702%	5,801,615	15.298%
	Rob Sckalor	29,736,700	78.410%	8,188,135	21.590%
	Alastair McIntyre	29,850,467	78.710%	8,074,368	21.290%
	Joseph Gallucci	36,441,429	96.089%	1,483,406	3.911%
	Luis Azevedo	30,730,589	81.030%	7,194,246	18.970%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

PricewaterhouseCoopers LLP was appointed auditor of the Company until the Company’s next annual meeting and the directors were authorized to fix the auditor’s remuneration. The report on ballot confirmed shareholders voted as follows: “for” 48,418,921 (99.391%) and “withheld” 296,438 (0.609%).

Resolution to adopt the Company’s Omnibus Long Term Incentive Plan, as proposed in the management information circular for the Meeting.	The Company’s Omnibus Long Term Incentive Plan was adopted. The report on ballot confirmed shareholders voted as follows: “for” 30,266,287 (79.806%) and “against” 7,658,548 (20.194%).

Dated as of the 27th day of May 2026.

Vox Royalty Corp.

/s/ Pascal Attard
Name: Pascal Attard
Title: Chief Financial Officer